--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                                (Amendment No. 3)

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)

                        COMMON SHARES, WITHOUT PAR VALUE

     AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100 COMMON SHARES,
          WITHOUT PAR VALUE, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                                    20441W104
                                 (CUSIP Number)

                              MAGIM RODRIGUEZ, JR.
                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
                       RUA DR. RENATO PAES DE BARROS 1017
                            04530-001 - SAO PAULO, SP
                                     BRAZIL
                                (55-11) 2122-1504

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                    COPY TO:
                               DAVID MERCADO, ESQ.
                             CRAVATH, SWAINE & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                                 (212) 474-1000

                                  JUNE 10, 2003
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP No. 20441W104
------- ------------------------------------------------------------------------
        Names of Reporting Persons
        FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE BENEFICENCIA
  1     IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
------- ------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
  2     (a)  [x]
        (b)  [_]
------- ------------------------------------------------------------------------
  3     SEC Use Only
------- ------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        OO; WC
------- ------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e)     [_]
------- ------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         11,159,903,166 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         11,159,903,166 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
--------------------------------------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,159,903,166 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
------- ------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [_]
------- ------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      71.39%(1,2)
------- ------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      HC
--------------------------------------------------------------------------------

1/ Does not include the 888,214,820 AmBev Common Shares owned by S-BRACO, which are not subject to the AmBev Shareholders' Agreement. S-BRACO controls Braco and, indirectly through Braco, ECAP.

2/ Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). See Items 2, 3 and 6.

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         BRACO S.A.

         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO; WC
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         11,159,903,166 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         11,159,903,166 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,159,903,166 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         71.39%(1,2)
-------- -----------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         HC
--------------------------------------------------------------------------------

1/ Does not include the 888,214,820 AmBev Common Shares owned by S-BRACO, which are not subject to the AmBev Shareholders' Agreement. S-BRACO controls Braco and, indirectly through Braco, ECAP.

2/ Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). See Items 2, 3 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         Federative Republic of Brazil
-------- -----------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         11,159,903,166 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         11,159,903,166 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 11,159,903,166 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]>
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       71.39%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------

1/ Does not include the 888,214,820 AmBev Common Shares owned by S-BRACO, which are not subject to the AmBev Shareholders' Agreement. S-BRACO controls Braco and, indirectly through Braco, ECAP.

2/ Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). See Items 2, 3 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         S-BRACO PARTICIPACOES S.A.

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]>
         (b)  [_]>
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------

1/ S-BRACO is indirectly wholly-owned by Messrs. Lemann, Sicupira and Telles. See Item 6.

2/ Includes the 11,159,903,166 AmBev Common Shares owned in the aggregate by Fundacao, Braco and, ECAP. S-BRACO controls Braco and ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and
4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). S-BRACO owns directly 888,214,820 AmBev Common Shares, which are not subject to the AmBev Shareholders' Agreement. See Items 2, 3 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         JORGE PAULO LEMANN

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO; BK
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         10
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         10
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,996 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
-------- -----------------------------------------------------------------------

1/ Mr. Lemann is a party to the Shareholders' Voting Rights Agreement with Messrs. Sicupira and Telles. Pursuant to that agreement Messrs. Lemann, Sicupira and Telles share control of S-BRACO. See Item 6.

2/ Includes the 888,214,820 AmBev Common Shares owned directly by S-BRACO and the 11,159,903,166 AmBev Common Shares owned in the aggregate by Fundacao, Braco and, ECAP. S-BRACO controls Braco and ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and
4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). See Items 2, 3 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         CARLOS ALBERTO DA VEIGA SICUPIRA

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO; BK
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         5
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         5
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,991 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

1/ Mr. Sicupira is a party to the Shareholders' Voting Rights Agreement with Messrs. Lemann and Telles. Pursuant to that agreement, Messrs. Lemann, Sicupira and Telles share control of S-BRACO. See Item 6.

2/ Includes the 888,214,820 AmBev Common Shares owned directly by S-BRACO and the 11,159,903,166 AmBev Common Shares owned in the aggregate by Fundacao, Braco and, ECAP. S-BRACO controls Braco and ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and
4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). See Items 2, 3 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
   1     Names of Reporting Persons
         MARCEL HERRMANN TELLES

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
   3     SEC Use Only
-------- -----------------------------------------------------------------------
         Source of Funds (See Instructions)
   4     OO
-------- -----------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant Items 2(d) or 2(e)    [_]
-------- -----------------------------------------------------------------------
         Citizenship or Place of Organization
   6     FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         5
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         5
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,991 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

1/ Mr. Telles is a party to the Shareholders'Voting Rights Agreement with Messrs. Lemann and Sicupira. Pursuant to that agreement, Messrs. Lemann, Sicupira and Telles share control of S-BRACO. See Item 6.

2/ Includes the 888,214,820 AmBev Common Shares owned directly by S-BRACO and the 11,159,903,166 AmBev Common Shares owned in the aggregate by Fundacao, Braco and, ECAP. S-BRACO controls Braco and ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 11,159,903,166 AmBev Common Shares (3,794,204,726; 3,326,130,215; and
4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). See Items 2, 3 and 6.

Item 1.  Security and Issuer.

          This Schedule 13D relates to common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

Item 2.  Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being filed by (i) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a foundation established under the laws of the Federative Republic of Brazil ("Fundacao"),
(ii) Braco S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), (iii) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (iv) S-BRACO Participacoes S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("S-BRACO"),
(v) Jorge Paulo Lemann, a Brazilian citizen ("Mr. Lemann"), (vi) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira") and (vii) Marcel Hermann Telles, a Brazilian citizen ("Mr. Telles").

          Fundacao is a tax-exempt charitable foundation. As of April 25, 2003, the address of Fundacao's principal offices (where Fundacao carries out its principal business) is Av. Brigadeiro Faria Lima, 3900, 11o andar, cj. 1101, CEP 04538-132, Sao Paulo, SP, Brazil. Prior to April 25, 2003, Fundacao's principal offices were located at Alameda Itu 852. no. 19, Cerqueira Cesar, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundacao are set forth in Annex A to this Schedule 13D.

          Braco is an investment company, substantially all the assets of which consist of shares of AmBev and ECAP. Approximately 84.6% of the common shares of Braco are owned by S-BRACO. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of Braco are set forth in Annex A to this
Schedule 13D.

          ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. Approximately 99.7% of the common shares of ECAP are owned by Braco. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A to this Schedule 13D.

          S-BRACO is an investment company, substantially all the assets of which consist of shares of AmBev and Braco. 50%, 25% and 25%, respectively, of the common shares of S-BRACO are indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four holding companies, Santa Judith Participacoes S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"), Santa Estela Participacoes S.A. ("Santa Estela") and Santa Prudencia Participacoes S.A. ("Santa Prudencia"), each a corporation incorporated under the laws of the Federative Republic of Brazil. All of the common shares of Santa Judith and Santa Irene are owned by Mr. Lemann and all of the common shares of Santa Estela and Santa Prudencia are owned by Mr. Sicupira and Mr. Telles, respectively. The address of S-BRACO's principal offices (where S-BRACO carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of S-BRACO are set forth in Annex A to this Schedule 13D.

          Mr. Lemann is a partner of GP Investimentos Ltda., an officer of Braco, President of ECAP and S-BRACO, the chairman of the board of directors of S-BRACO and a director of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. Mr. Lemann also directly owns, in his individual capacity, 10 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

          Mr. Sicupira is a partner of GP Investimentos Ltda. an officer of Braco and ECAP and a director of AmBev and S-BRACO. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. Mr. Sicupira also directly owns, in his individual capacity, 5 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

          Mr. Telles is a partner of GP Investimentos Ltda., a co-chairman of the Board of Directors of AmBev, a director of S-BRACO, an officer of Braco and ECAP and a trustee of Fundacao. His principal business address is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil. Mr. Telles also directly owns, in his individual capacity, 5 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

          Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter four as intervening parties, are parties to a shareholders' agreement (described in Item 6) relating to AmBev and its subsidiaries. Santa Judith, Santa Irene, Santa Estela and Santa Prudencia, as well as Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, and S-BRACO, Braco, ECAP and AmBev as acknowledging parties, are parties to a shareholders' voting rights agreement (described in Item 6) relating to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-BRACO, Braco, ECAP and AmBev. Additionally, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia, as well as Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, and S-BRACO as acknowledging party, are parties to a shareholders' property rights agreement relating to the disposition of shares of S-BRACO.

          (d), (e) During the last five years, none of Fundacao, Braco, ECAP, S-BRACO, Mr. Lemann, Mr. Sicupira or Mr. Telles, or any executive officer or director of Fundacao, Braco, ECAP or S-BRACO, or any person controlling Fundacao, Braco, ECAP or S-BRACO, or any executive officer or director of a controlling shareholder of

Fundacao, Braco, ECAP or S-BRACO has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Prior to July 1, 1999, Braco and ECAP owned 644,001,922 and 807,913,645, respectively, common shares, without par value, of Companhia Cervejaria Brahma ("Brahma Common Shares") or 1,451,915,567 Brahma Common Shares in the aggregate, representing approximately 55.1% of the total Brahma Common Shares. On July 1, 1999, Braco and ECAP contributed all their Brahma Common Shares to AmBev in exchange for 1,451,915,567 AmBev Common Shares in the aggregate. On July 1, 1999, prior to the contribution by Braco and ECAP of Brahma Common Shares to AmBev, Fundacao contributed 9,448,160 common shares, no par value (the "Antarctica Common Shares"), of Companhia Antarctica Paulista - Industria Brasileira de Bebidas e Conexos, a corporation incorporated under the laws of the Federative Republic of Brazil, representing approximately 88.1% of the total Antarctica Common Shares, to AmBev in exchange for 459,521,728 AmBev Common Shares.

          As a result of these capital contributions, Braco, ECAP and Fundacao became the owners, in the aggregate, of 1,911,437,295 AmBev Common Shares, representing substantially all of the outstanding AmBev Common Shares, and AmBev became the owner of (a) 1,451,915,567 Brahma Common Shares representing approximately 55.1% of the total Brahma Common Shares, and (b) 9,448,160 Antarctica Common Shares representing approximately 88.1% of the total Antarctica Common Shares.

          Braco and ECAP also contributed nonvoting preference shares of Brahma owned by each of them to AmBev in exchange for nonvoting preference shares of AmBev, and Fundacao contributed nonvoting preference shares of Antarctica owned by Fundacao to AmBev in exchange for nonvoting preference shares of AmBev.

          Subsequently, Braco purchased an additional 6,292,321 AmBev Common Shares, increasing its holdings to 650,294,243 AmBev Common Shares, and the aggregate holdings of Braco, ECAP and Fundacao to 1,917,729,616 AmBev Common Shares.

          On September 15, 1999, Antarctica convened a meeting of its shareholders at which a resolution making Antarctica a wholly-owned subsidiary of AmBev pursuant to a statutory procedure was approved (the "Brahma Conversion"). As a result, each outstanding Antarctica Common Share (other than Antarctica shares owned by AmBev) was converted automatically into 84 newly-issued AmBev Common Shares.

          On September 14, 2000, Brahma convened a meeting of its shareholders at which a resolution making Brahma a wholly-owned subsidiary of AmBev pursuant to a statutory procedure was approved. As a result, each outstanding Brahma Common Share (other than Brahma shares owned by AmBev) was converted automatically into one newly-issued AmBev Common Share. At the same time, each American Depository Share representing 20 shares of Brahma was exchanged for one American Depository Share representing 20 newly-issued shares of the same type and class of AmBev shares.

          Immediately following the conversion of Antarctica and Brahma into wholly-owned subsidiaries of AmBev, the shares of Brahma and Antarctica, respectively, ceased to be listed or traded on any securities exchange, including, in the case of Brahma American Depositary Shares, on the New York Stock Exchange, and shares of AmBev were listed and traded on each exchange on which shares of Brahma and Antarctica were previously listed and traded.

          As a result of these transactions, the percentage interest in the class of AmBev Common Shares represented by the 1,917,729,616 AmBev Common Shares owned in the aggregate by Braco, ECAP and Fundacao was reduced from substantially all of the AmBev Common Shares to approximately 60% of the AmBev Common Shares.

          On October 20, 2000, AmBev approved a 5-for-1 stock split of its shares. As a result, the 1,922,319,616 AmBev Common Shares owned in the aggregate by Braco, ECAP and Fundacao became 9,611,598,080 AmBev Common Shares.

          Subsequently, Braco purchased an additional 51,464,000 AmBev Common Shares, increasing its holdings to 3,884,125,085 AmBev Common Shares.

          On October 27, 2000, Fundacao Assistencial Brahma ("FAB"), a nonprofit entity established by Brahma to provide social and other welfare benefits to its employees, was merged into Fundacao. As a result, the 1,323,696,770 AmBev Common Shares owned by FAB were acquired by Fundacao. Between October 27, 2000 and June 10, 2003, Fundacao acquired on the Sao Paulo Stock Exchange an additional 112,150,080 AmBev Common Shares. The information contained in Annex B to this Schedule 13D in respect of such acquisitions is hereby incorporated by reference.

          On December 20, 2002, Braco acquired 245,000 AmBev Common Shares from GP Investimentos Administradora de Ativos S.A. ("GP Investimentos"). GP Investimentos is a Brazilian investment company which is affiliated with Messrs. Lemann, Sicupira and Telles.

          Fundacao and Braco owned warrants to acquire 76,967,870 AmBev Common Shares and 558,239,870 AmBev Common Shares, respectively. The warrants expired on April 30, 2003, without being exercised. In addition, Mr. Telles owned warrants to acquire 2,025,320 AmBev Common Shares, which expired on April 30, 2003, without being exercised.

          Pursuant to a shareholders' voting rights agreement (described in Item 6) relating to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-BRACO, Braco, ECAP and AmBev, which provides that Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (the "Santas"), and Mr. Lemann, Mr. Sicupira and Mr. Telles (and their respetive Family Members), will not hold, directly or indirectly, any AmBev Common Shares, other than through S-BRACO, Braco or ECAP, on June 10, 2003, Mr. Telles sold 433,635,286 AmBev Common Shares owned directly by him to Mr. Lemann and 156,133,607 AmBev Common Shares owned directly by him to Mr. Sicupira. Mr. Telles also contributed 298,445,927 AmBev Common Shares owned directly by him to his personal holding company, Santa Prudencia. Mr. Lemann then contributed 216,817,643 of the AmBev Common Shares acquired from Mr. Telles to his personal holding company, Santa Judith and the other 216,817,643 AmBev Common Shares acquired from Mr. Telles to his personal holding company, Santa Irene. Mr. Sicupira contributed 156,133,607 of the AmBev Common Shares acquired from Mr. Telles to his personal holding company, Santa Estela. On the same date, each of Santa Judith, Santa Irene, Santa
Estela and Santa Prudencia then contributed the 216,817,643, 216,817,643, 156,133,607, and 298,445,927 newly-acquired AmBev Common Shares, respectively, to S-BRACO. After the issue by S-BRACO of new common shares and new preferred shares in exchange for the AmBev Common Shares contributed by each of the Santas, the common shares of S-BRACO indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through the Santas remained at 50%, 25% and 25%, respectively.

Item 4.  Purpose of Transaction.

          The AmBev Common Shares were acquired in connection with the transactions described in Item 3 above.

          The reporting persons may acquire from time to time additional AmBev Common Shares. Their future activities with respect to the AmBev Common Shares will depend upon, among other things, capital availability and requirements and the market price of the AmBev Common Shares.

          Other than as described above, none of Fundacao, Braco, ECAP, S-BRACO, Mr. Lemann, Mr. Sicupira, or Mr. Telles, or any controlling shareholder of Fundacao, Braco, ECAP or S-BRACO, or any executive officer or director of Fundacao, Braco, ECAP or S-BRACO, has any current plans or proposals which relate to or would result in any of the events described in Items 4(a) through 4(j).

Item 5.  Interest in Securities of the Issuer.

          (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

          (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of AmBev Common Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of AmBev Common Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (c) There were no transactions in the AmBev Common Shares that were effected during the past sixty days by Fundacao, Braco, ECAP, S-BRACO, Mr. Lemann, Mr. Sicupira, or Mr. Telles, or any controlling shareholder of Fundacao, Braco, ECAP or S-BRACO, or any executive officer or director of Fundacao, Braco, ECAP or S-BRACO, other than those described in Item 3 above.

          (d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AmBev Common Shares owned by Braco, ECAP, Fundacao, S-BRACO, Mr. Lemann, Mr. Sicupira or Mr. Telles.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On July 1, 1999, Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter four as intervening parties, entered into a shareholders' agreement (the "AmBev Shareholders' Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders' Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the Board of Directors of AmBev and its subsidiaries, with Fundacao's representation limited to a maximum of four directors, appointable for so long as Fundacao holds a specified minimum number of AmBev Common Shares. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity. The AmBev Shareholders' Agreement also contains, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of, (b) the acquisition of shares of a party whose shares have been subject to seizure or attachment, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders' Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundacao to purchase shares of Braco and ECAP, in the event of any proposed transfer by their controlling shareholders. The AmBev Shareholders' Agreement is incorporated by reference as an exhibit to this
Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

          As of August 30, 2002, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (collectively, the "Parties"), with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BRACO, Braco, ECAP and AmBev as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-BRACO, Braco, ECAP and AmBev. In the Shareholders' Voting Rights Agreement, each of the Parties (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-BRACO, Braco, ECAP and AmBev in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-BRACO shall consist of four members and that the executive committees of Braco and ECAP shall consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-BRACO shall entitle its owner(s), at all times, to designate (i) one member of the Board of S-BRACO, (ii) one member of the executive committees of Braco and ECAP, respectively, and (iii) one member of the Board of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's Board, alone or in conjunction with Fundacao, pursuant to the AmBev Shareholders' Agreement). The Parties further agreed that resolutions concerning S-BRACO, Braco, ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of S-BRACO, Braco, ECAP and AmBev and (b) prohibiting the pledging of shares of S-BRACO, Braco, ECAP and AmBev by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares. The Shareholders' Voting Rights Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

          Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of AmBev, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.   Description
-----------   ----------------------------------------------------------------

A. Shareholders' Agreement of AmBev, executed on July 1, 1999, between Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, between Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

C. Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prudencia and, as intervening parties, Mr. Lemann, Mr. Sicupira and Mr. Telles, with the acknowledgment and acceptance of S-BRACO, Braco, ECAP and AmBev (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed on November 29, 2002 by Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.            Joint Filing Agreement pursuant to Rule 13d-1.

                                            ANNEX A

                       Information Required as to Executive Officers and
                   Directors of S-Braco, Braco, ECAP and Trustees of Fundacao

                                      Trustees of Fundacao

------------------------------------------------------------------------------------------------------------
                                                                     Present Principal         Beneficial
     Name        Citizenship         Business Address                   Occupation            Ownership of
                                                                       or Employment           the common
                                                                                               shares of
                                                                                                 AmBev
------------------------------------------------------------------------------------------------------------
Jose Heitor      Brazil           Av. Brigadeiro Faria Lima,            President              66,840
Attilio                           3900,
Gracioso                          11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil
------------------------------------------------------------------------------------------------------------
Jose de Maio     Brazil           Av. Brigadeiro Faria Lima,            Trustee                42,840
Pereira da                        3900,
Silva                             11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil
------------------------------------------------------------------------------------------------------------
Celso Neves      Brazil           Av. Brigadeiro Faria Lima,            Trustee                347,685
                                  3900,
                                  11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil
------------------------------------------------------------------------------------------------------------
Dario de         Brazil           Av. Atlantica, 1440-Apt. 1001         Trustee                21,000
Almeida                           22021.001-Rio de
Magalhaes                         Janeiro/RJ-Brazil
------------------------------------------------------------------------------------------------------------
Victorio         Brazil           Rua Dr. Renato Paes de Barros,        Co-Chairman of         4,772,880
Carlos de                         no 1.017, 3o andar                    the Board of
Marchi                            cjs. 31 e                             Directors of AmBev
                                  32 04530-001, Sao Paulo, SP -
                                  Brazil
------------------------------------------------------------------------------------------------------------
Roberto          Brazil           Av. Brigadeiro Faria Lima,            Trustee                500,000
Herbster Gusmao                   3900,
                                  11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil
------------------------------------------------------------------------------------------------------------
Marcel           Brazil           Rua Dr. Renato Paes de Barros,        Partner of GP          5(1)
Herrmann Telles                   no 1.017, 3o andar                    Investments Ltda.;
                                  cjs. 31 e                             Co-Chairman of
                                  32 04530-001, Sao Paulo, SP -         the Board of
                                  Brazil                                Directors of AmBev;
                                                                        member of the Board
                                                                        of Directors of
                                                                        S-Braco and Officer
                                                                        of Braco and ECAP
------------------------------------------------------------------------------------------------------------
Jose Adilson     Brazil           Rua Dr. Renato Paes de Barros,        Retail Officer         None
Miguel                            no 1.017, 3o andar                    of AmBev
                                  cjs. 31 e
                                  32 04530-001, Sao Paulo, SP -
                                  Brazil
------------------------------------------------------------------------------------------------------------
Orlando de       Brazil           Av. Brigadeiro Faria Lima,            Trustee                21,420
Araujo                            3900,
                                  11o andar, cj. 1101,
                                  CEP 04538-132, Sao Paulo, SP,
                                  Brazil

------------------------
    1    See also Item 5.

                                 Executive Officers of Braco(2)

------------------------------------------------------------------------------------------------------------
                                                                     Present Principal         Beneficial
     Name        Citizenship         Business Address                   Occupation            Ownership of
                                                                       or Employment           the common
                                                                                               shares of
                                                                                                 AmBev
------------------------------------------------------------------------------------------------------------
Marcel           Brazil           Rua Dr. Renato Paes de Barros,        Partner of GP          5(3)
Herrmann Telles                   no 1.017, 3o andar                    Investimentos Ltda.;
                                  cjs. 31 e                             Co-Chairman of the
                                  32 04530-001, Sao Paulo, SP -         Board of Directors of
                                  Brazil                                AmBev; member of the
                                                                        Board of Directors of
                                                                        S-Braco and Officer of
                                                                        Braco and ECAP
------------------------------------------------------------------------------------------------------------
Jorge Paulo      Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP          10(3)
Lemann                        3729 - 7o andar, CEP                      Investimentos Ltda.;
                              04538-905, Sao Paulo, SP,                 Officer of Braco;
                              Brazil                                    President of ECAP and
                                                                        S-Braco and Chairman of
                                                                        the Board of Directors
                                                                        of S-Braco
------------------------------------------------------------------------------------------------------------
Carlos Alberto   Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP          5(3)
da Veiga                      3729 - 7o andar, CEP                      Investimentos Ltda.;
Sicupira                      04538-905, Sao Paulo, SP,                 Officer of Braco and
                              Brazil                                    ECAP and member of the
                                                                        Board of Directors of
                                                                        S-Braco
------------------------------------------------------------------------------------------------------------
Roberto Moses    Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP          20
Thompson Motta                3729 - 7o andar, CEP                      Investimentos Ltda.;
                              04538-905, Sao Paulo, SP,                 Officer of Braco,ECAP
                              Brazil                                    and S-Braco
------------------------------------------------------------------------------------------------------------


-------------------------
     2    In accordance with Brazilian corporate law, Braco is not required to have, and it does not have, a board of directors. However, the executive officers of Braco function as directors as well as officers.

     3    See also Item 5.

                                  Executive Officers of ECAP(4)
------------------------------------------------------------------------------------------------------------
                                                                     Present Principal         Beneficial
     Name        Citizenship         Business Address                   Occupation            Ownership of
                                                                       or Employment           the common
                                                                                               shares of
                                                                                                 AmBev
------------------------------------------------------------------------------------------------------------
Marcel           Brazil           Rua Dr. Renato Paes de Barros,        Partner of GP          5(5)
Herrmann Telles                   no 1.017, 3o andar                    Investimentos Ltda.;
                                  cjs. 31 e    Board of Directors of    Co-Chairman of the
                                  32 04530-001, Sao Paulo, SP -         AmBev; member of the
                                  Brazil                                Board of Directors of
                                                                        S-Braco and Officer of
                                                                        Braco and ECAP
------------------------------------------------------------------------------------------------------------
Jorge Paulo      Brazil           Avenida Brigadeiro Faria Lima,        Partner of GP          10(5)
Lemann                            3729 - 7o andar, CEP                  InvestimentosLtda.;
                                  04538-905, Sao Paulo, SP,             Officer of Braco;
                                  Brazil                                President of ECAP and
                                                                        S-Braco and Chairman
                                                                        of the Board of Directors
                                                                        of S-Braco
------------------------------------------------------------------------------------------------------------
Carlos Alberto   Brazil           Avenida Brigadeiro Faria Lima,        Partner of GP          5(5)
da Veiga                          3729 - 7o andar, CEP                  Investimentos Ltda.;
Sicupira                          04538-905, Sao Paulo, SP,             Officer of Braco and
                                  Brazil                                ECAP and member of the
                                                                        Board of Directors of
                                                                        S-Braco
------------------------------------------------------------------------------------------------------------
Roberto Moses    Brazil           Avenida Brigadeiro Faria Lima,        Partner of GP          20
Thompson Motta                    3729 - 7o andar, CEP                  Investimentos Ltda.;
                                  04538-905, Sao Paulo, SP,             Officer of Braco, ECAP
                                  Brazil                                and S-Braco
------------------------------------------------------------------------------------------------------------


-------------------------
     4   In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors. However, the executive officers of ECAP function as directors as well as officers.

     5   See also Item 5.

                                 Executive Officers of S-Braco
------------------------------------------------------------------------------------------------------------
                                                                     Present Principal         Beneficial
     Name        Citizenship         Business Address                   Occupation            Ownership of
                                                                       or Employment           the common
                                                                                               shares of
                                                                                                 AmBev
------------------------------------------------------------------------------------------------------------
Marcel Herrmann  Brazil           Rua Dr. Renato Paes de                Partner of GP          5(6)
Telles                            Barros, no 1.017,                     Investimentos Ltda.;
                                  3o andar                              Co-Chairman of the
                                  cjs. 31 e 32 04530-001,               Board of Directors of
                                  Sao Paulo, SP - Brazil                AmBev; member of the
                                                                        Board of Directors of
                                                                        S-Braco and Officer of
                                                                        Braco and ECAP
------------------------------------------------------------------------------------------------------------
Jorge Paulo      Brazil           Avenida Brigadeiro Faria              Partner of GP          10(6)
Lemann                            Lima, 3729 - 7o andar,                CEP Investimentos
                                  04538-905, Sao Paulo, SP,             Ltda.; Officer of
                                  Brazil                                Braco; President of
                                                                        ECAP and S-Braco and
                                                                        Chairman of the Board
                                                                        of Directors of S-Braco
------------------------------------------------------------------------------------------------------------
Carlos Alberto   Brazil           Avenida Brigadeiro Faria              Partner of GP          5(6)
da Veiga Sicupira                 Lima, 3729 - 7o andar, CEP            Investimentos Ltda.;
                                  04538-905, Sao Paulo, SP,             Officer of Braco and
                                  Brazil                                ECAP and member of the
                                                                        Board of Directors of
                                                                        S-Braco
------------------------------------------------------------------------------------------------------------
Roberto Moses    Brazil           Avenida Brigadeiro Faria              Partner of GP          20
Thompson Motta                    Lima, 3729 - 7o andar, CEP            Investimentos Ltda.;
                                  04538-905, Sao Paulo, SP,             Officer of Braco, ECAP
                                  Brazil                                and S-Braco
------------------------------------------------------------------------------------------------------------
Paulo Alberto    Brazil           Avenida Brigadeiro Faria              Member of the Board    None
Lemann                            Lima, 3729 - 7o andar, CEP            of Directors of
                                  04538-905, Sao Paulo, SP,             S-Braco
                                  Brazil
------------------------------------------------------------------------------------------------------------


-------------------------
     6   See also Item 5.

                                   ANNEX B

                  Information Required Pursuant to Item 5(c)

      Date of        Number of          Funds used to     Price per Common
     Purchase      Common Shares       Purchase Common       Share (R$)
                     Purchased*          Shares (R$)


      5/13/03          20,000              10,700              0.535
      5/19/03         1,000,000            530,000             0.530
      5/21/03          500,000             259,500             0.519
      5/26/03          560,000           293,999.80            0.525
      5/28/03          840,000           440,749.50            0.525
      5/30/03         6,640,000         3,452,790.10           0.520
      6/02/03        97,560,080         52,676,488.90          0.540


*/ All the AmBev Common Shares were acquired by Fundacao through purchases on the Sao Paulo Stock Exchange.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                                  FUNDACAO ANTONIO E HELENA
                                  ZERRENNER INSTITUICAO NACIONAL DE
                                  BENEFICENCIA

                                  by  /s/  Roberto Herbster Gusmao
                                     -----------------------------
                                  Name:  Roberto Herbster Gusmao
                                  Title: Member of Advisory Board of Trustee

                                  by  /s/  Victorio Carlos de Marchi
                                     -------------------------------
                                  Name:  Victorio Carlos de Marchi
                                  Title: Member of Advisory Board of Trustee

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                                  BRACO S.A.

                                  by  /s/  Roberto Moses Thompson Motta
                                     ----------------------------------
                                  Name:  Roberto Moses Thompson Motta
                                  Title: Officer

                                  by  /s/  Jorge Paulo Lemann
                                     ------------------------
                                  Name:  Jorge Paulo Lemann
                                  Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                                  EMPRESA DE ADMINISTRACAO E
                                  PARTICIPACOES S.A. - ECAP

                                  by  /s/  Roberto Moses Thompson Motta
                                     ----------------------------------
                                  Name:  Roberto Moses Thompson Motta
                                  Title: Officer

                                  by  /s/  Jorge Paulo Lemann
                                     ------------------------
                                  Name:  Jorge Paulo Lemann
                                  Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                                  S- BRACO PARTICIPACOES S.A.

                                  by  /s/ Roberto Moses Thompson Motta
                                     ---------------------------------
                                  Name:  Roberto Moses Thompson Motta
                                  Title: Officer

                                  by  /s/ Jorge Paulo Lemann
                                      ----------------------
                                  Name:  Jorge Paulo Lemann
                                  Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                                  JORGE PAULO LEMANN

                                  /s/  Jorge Paulo Lemann
                                  -----------------------
                                  Name:  Jorge Paulo Lemann
                                  Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                                  CARLOS ALBERTO DA VEIGA SICUPIRA

                                  /s/  Carlos Alberto da Veiga Sicupira
                                  -------------------------------------
                                  Name:  Carlos Alberto da Veiga Sicupira
                                  Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                                  MARCEL HERRMANN TELLES

                                  /s/  Marcel Herrmann Telles
                                  ---------------------------
                                  Name:  Marcel Herrmann Telles
                                  Title:

      EXHIBIT INDEX

Exhibit No.     Description                                                               Page
-----------     -----------                                                               ----
A.              Shareholders' Agreement of AmBev, executed on July 1, 1999, between Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann,
                Mr. Telles and Carlos Mr. Sicupira, the latter four as
                intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D
                relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, between Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann,
                Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

C. Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa
                Estela and Santa Prudencia and, as intervening parties, Mr.
                Lemann, Mr. Sicupira and Mr. Telles, with the acknowledgment and acceptance of S-BRACO, Braco, ECAP and AmBev (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed on November 29, 2002 by Fundacao, Braco,
                ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.              Joint Filing Agreement pursuant to Rule 13d-1.

                                                                     EXHIBIT D


                 Joint Filing Agreement Pursuant to Rule 13d-1
                 ---------------------------------------------

          This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together constitute a single contract. Delivery of an executed counterpart of this agreement by telecopy shall be as effective as delivery of a manually executed counterpart of this agreement.

Date:  June 10, 2003

                                  FUNDACAO ANTONIO E HELENA ZERRENNER
                                  INSTITUICAO NACIONAL DE BENEFICENCIA

                                  by  /s/  Roberto Herbster Gusmao
                                     -----------------------------
                                  Name:  Roberto Herbster Gusmao
                                  Title: Member of Advisory Board of Trustee

                                  by  /s/  Victorio Carlos de Marchi
                                     -------------------------------
                                  Name:  Victorio Carlos de Marchi
                                  Title: Member of Advisory Board of Trustee


                                  BRACO S.A.

                                  by  /s/  Roberto Moses Thompson Motta
                                     ----------------------------------
                                  Name:  Roberto Moses Thompson Motta
                                  Title: Officer

                                  by  /s/  Jorge Paulo Lemann
                                     ------------------------
                                  Name:  Jorge Paulo Lemann
                                  Title: Officer


                                  EMPRESA DE ADMINISTRACAO E
                                  PARTICIPACOES S.A. - ECAP

                                  by  /s/  Roberto Moses Thompson Motta
                                     ----------------------------------
                                  Name:  Roberto Moses Thompson Motta
                                  Title: Officer

                                  by  /s/  Jorge Paulo Lemann
                                     ------------------------
                                  Name:  Jorge Paulo Lemann
                                  Title:    Officer

                                  S- BRACO PARTICIPACOES S.A.

                                  by  /s/ Roberto Moses Thompson Motta
                                     ----------------------------------
                                       Name: Roberto Moses Thompson Motta
                                       Title: Officer

                                  by  /s/ Jorge Paulo Lemann
                                      ----------------------
                                       Name: Jorge Paulo Lemann
                                       Title: Officer


                                  JORGE PAULO LEMANN

                                  /s/  Jorge Paulo Lemann
                                     --------------------
                                  Name:  Jorge Paulo Lemann
                                  Title:


                                  CARLOS ALBERTO DA VEIGA SICUPIRA

                                  /s/  Carlos Alberto da Veiga Sicupira
                                     ----------------------------------
                                  Name:  Carlos Alberto da Veiga Sicupira
                                  Title:


                                  MARCEL HERRMANN TELLES

                                  /s/  Marcel Herrmann Telles
                                     ------------------------
                                  Name:  Marcel Herrmann Telles
                                  Title: